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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 8)


               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
INCLUDING THE ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   24456 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GERALD N. GASTON
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                            11222 QUAIL ROOST DRIVE
                              MIAMI, FL 33157-6596
                                 (305) 253-2244
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

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
            MORTON A. PIERCE, ESQ.                       JOSEPHINE CICCHETTI, ESQ.
          JONATHAN L. FREEDMAN, ESQ.                    JORDEN BURT BOROS CICCHETTI
             DEWEY BALLANTINE LLP                          BERENSON & JOHNSON LLP
         1301 AVENUE OF THE AMERICAS                   777 BRICKELL AVENUE, SUITE 500
              NEW YORK, NY 10019                              MIAMI, FL 33131
                (212) 259-8000                                 (305) 371-2600
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     This Amendment No. 8 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 6, 1998 (as amended, the "Schedule
14D-9") of American Bankers Insurance Group, Inc., a Florida corporation (the
"Company" or "American Bankers"), filed in connection with the Cendant Offer.
Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.



ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED



     The response to Item 8 is hereby amended and supplemented as follows:



  Amendment to Rights Agreement



     On March 10, 1998, the Company sent to the holders of the Company's Common Stock, in accordance with the terms of the New Rights Agreement adopted by the Company's Board of Directors on February 19, 1998 a letter containing a summary of the New Rights Agreement. The letter from the Company to the holders of Common Stock is filed as Exhibit 36 hereto and is incorporated by reference herein in its entirety.



ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS



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
Exhibit 36................................  Letter, dated March 10, 1998, from the Company to holders of Common Stock.
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                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        AMERICAN BANKERS INSURANCE GROUP, INC.



                                        By: /s/ GERALD N. GASTON


                                           -------------------------------------

                                           Name: Gerald N. Gaston


                                           Title: Chief Executive Officer,


                                              President and Vice Chairman



Date: March 13, 1998

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                                 EXHIBIT INDEX



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
             EXHIBIT NO.                                       DESCRIPTION
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
                                       Letter, dated March 10, 1998, from the Company to holders of
Exhibit 36...........................  Common Stock
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